UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 001-40566
TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)
16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

EXPLANATORY NOTE
A Special General Meeting of Shareholders of Taboola.com Ltd. (the “Company”), will be held on Tuesday, December 14, 2021, at 5:00 p.m. (Israel time), at the Company’s offices located at 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501 Israel. In connection with the Special General Meeting of Shareholders, the Company hereby furnishes the following documents:
(i)  Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders describing proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and
(ii)  Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person.
The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.
TABLE OF CONTENTS
ITEM
99.1	Notice and Proxy Statement for the Company’s Special General Meeting of Shareholders to be held on December 14, 2021
99.2	Proxy Card for the Company’s Special General Meeting of Shareholders to be held on December 14, 2021

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TABOOLA.COM LTD.

By:	/s/ Stephen Walker
Name: Stephen Walker
Title: Chief Financial Officer
Date: November 5, 2021